Exhibit 99.1

SXC HEALTH SOLUTIONS ANNOUNCES MULTI-YEAR
CONTRACT RENEWAL WITH MEMBERHEALTH

- SXC to provide suite of PBM claims processing solutions to support Medicare Part D -

LOMBARD, Illinois, March 2, 2007, SXC Health Solutions, Inc. (“SXC” or the “Company”) (NASDAQ: SXCI, TSX: SXC), a leading provider of pharmacy benefits management (“PBM”) services and healthcare IT solutions, announced today that it has renewed a multi-year contract with MemberHealth, Inc. an innovative PBM and major Medicare Part D provider based in Solon, Ohio.

Under terms of the contract, SXC will continue to provide MemberHealth with its suite of PBM services from its data center in Lisle, IL.

"We are delighted to extend our relationship with MemberHealth. They are a recognized market leader of Medicare Part D prescription drug benefits, with a strong focus on service and responsiveness to their members and pharmacy network. SXC is committed to work diligently with MemberHealth to support the various requirements of this high profile CMS program,” said Gordon Glenn, Chairman and Chief Executive Officer of SXC.

"SXC’s suite of PBM processing services has been a key factor in our ability to handle the explosive growth we have seen in our Medicare product offering,” stated Charles Hallberg, founder and CEO of MemberHealth. “SXC has been a strong and reliable technology partner for us.”

About MemberHealth, Inc. (www.mhrx.com)
MemberHealth, Inc. (MHRx) is a leading national Medicare Part D sponsor, offering Medicare prescription drug plans in 50 states, District of Columbia, Puerto Rico and the U.S. Virgin Islands. MHRx has more than 61,000 pharmacies in its pharmacy network and covers 98 percent of the top 100 medications taken by Medicare beneficiaries.

MHRx established its reputation as a visionary provider of prescription drug benefits for insured and self-insured groups and discount prescription programs across the country, by focusing on strengthening the relationships between patients, their pharmacists and physicians, which ensures that patients can take medicines with confidence and save money.

In 2006, MHRx was ranked #10 on the Inc. 500 list of fastest-growing, privately held companies in the country. MHRx received the Weatherhead 100 Centurion Award in 2006, honoring the fastest-growing Northeast Ohio companies with net sales of more than $100 million in 2005. For more information please visit www.mhrx.com or www.communitycarerx.com.

About SXC Health Solutions
SXC Health Solutions (SXC) is a leading provider of pharmacy benefits management (PBM) services and healthcare IT solutions to the healthcare benefits management industry. The Company's product offerings and solutions combine a wide range of software applications, application service provider (ASP) processing services and professional services, designed for many of the largest organizations in the pharmaceutical supply chain, such as Federal, provincial, and, state and local governments, pharmacy benefit managers, managed care organizations, retail pharmacy chains and other healthcare intermediaries. SXC is based in Lombard, Illinois with locations in; Scottsdale, Arizona; Warminster, Pennsylvania; Milton, Ontario and Victoria, British Columbia. For more information please visit www.sxc.com.

Forward-Looking Statements
Certain statements included herein, including those that express management's expectations or estimates of our future performance, constitute "forward-looking statements" within the meaning of applicable securities laws.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause our actual financial results, performance, or achievements to be materially different from our estimated future results, performance or achievements expressed or implied by those forward-looking statements.  Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, our ability to achieve increased market acceptance for our product offerings and penetrate new markets; consolidation in the healthcare industry; the existence of undetected errors or similar problems in our software products; our ability to identify and complete acquisitions, manage our growth and integrate acquisitions; our ability to compete successfully; potential liability for the use of incorrect or incomplete data; the length of the sales cycle for our healthcare software solutions; interruption of our operations due to outside sources; our dependence on key customers; maintaining our intellectual property rights and litigation involving intellectual property rights; our ability to obtain, use or successfully integrate third-party licensed technology; compliance with existing laws, regulations and industry initiatives and future change in laws or regulations in the healthcare industry; breach of our security by third parties; our dependence on the expertise of our key personnel; our access to sufficient capital to fund our future requirements; and potential write-offs of goodwill or other intangible assets. This list is not exhaustive of the factors that may affect any of our forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to SXC or persons acting on our behalf are expressly qualified in their entirety by this notice. We disclaim any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.  Risks and uncertainties about our business are more fully discussed in our Annual Information Form.

Certain of the assumptions made in preparing forward-looking information and management’s expectations include: maintenance of our existing customers and contracts, our ability to market our products successfully to anticipated customers, the impact of increasing competition, the growth of prescription drug utilization rates at predicted levels, the retention of our key personnel, our customers continuing to process transactions at historical levels, that our systems will not be interrupted for any significant period of time, that our products will perform free of major errors, our ability to obtain financing on acceptable terms and that there will be no significant changes in the regulation of our business.

For more information, please contact:
Jeff Park	Dave Mason	Susan Noonan	Judith Sylk-Siegel
Chief Financial Officer	Investor Relations	Investor Relations - U.S.	Media Contact
Systems Xcellence Inc.	The Equicom Group Inc.	The SAN Group, LLC	Rx Communications Group
Tel: (630) 559-3693	416-815-0700 ext. 237	(212) 966-3650	(917) 322-2164
investors@sxc.com	dmason@equicomgroup.com	susan@sanoonan.com	jsylksiegel@rxir.com